Exhibit (d)(10)(ii)

TRANSAMERICA FUNDS

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND TDAM USA INC.

THIS AMENDMENT is made as of November 1, 2021, to the Investment Sub-Advisory Agreement dated as of November 1, 2018, as amended, (the “Agreement”) between Transamerica Asset Management, Inc., and Greystone Managed Investments Inc., (“Greystone”) as modified by the letter agreement between Greystone and TDAM USA Inc. (“TDAM USA”) dated September 26, 2019, by which Greystone transferred the Agreement to TDAM USA.

In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Schedule A. Schedule A to the Agreement is hereby deleted entirely and replaced as follows:

FUND	INVESTMENT SUB-ADVISORY FEE*
Transamerica International Focus (previously known as Transamerica International Growth)	0.27% of the first $1 billion; ** 0.25% over $1 billion up to $2 billion; and 0.24% over $2 billion.

*	As a percentage of average daily net assets on an annual basis.
**

The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with the assets of Transamerica International Focus VP (previously known as Transamerica International Growth VP).

In all other respects, the Agreement dated as November 1, 2018, as amended, is confirmed, and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of November 1, 2021.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President

TDAM USA INC.

By:	/s/ David A. Barnett
Name:	David A. Barnett
Title:	Chief Compliance Officer